November 18, 2013

VIA EDGAR AND EMAIL (HatchL@sec.gov)

Ms. Laura Hatch

Division of Investment Management

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

RE:         U.S. Global Investors Funds

MegaTrends and Holmes Growth Funds

Form N-14, Registration No. 333-191888

Dear Ms. Hatch:

Pursuant to Rule 461 under the Securities Act of 1933, we hereby request that the effective date of the Registration Statement referred to above be accelerated so that it will become effective on or about November 19, 2013.

Please call me at 210-308-1231 if you have any questions.

Best regards,

/s/ James L. Love

James L. Love
Chief Compliance Officer/Deputy General Counsel
U.S. Global Investors Funds
U.S. Global Brokerage, Inc.